GREAT SPIRITS, INC.
3107 FALL CREEK HIGHWAY
GRANBURY TX 76049

December 17, 2010

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 0610
Washington, DC  20549

Re:       Great Spirits, Inc.
Form 10-Q for fiscal quarter ended September 30, 2010
Filed November 15, 2010
File No. 000-52997

Dear Mr. Spirgel:

With respect to the letter dated December 9, 2010 (the “Comment Letter”), which you sent on behalf of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) relating to the Quarterly Report on Form 10-Q of Great Spirits, Inc., a Colorado corporation (the “Company”) filed November 15, 2010, set forth below are the Company’s responses to the comments set forth in the Staff’s Comment Letter, numbered to correspond thereto.  The Company is also supplementally attaching herewith the Quarterly Report on Form 10-Q/A, which has been revised to reflect the changes required by the Comment Letter.

Securities and Exchange Commission
December 17, 2010

Form 10-Q for the fiscal quarter ended September 30, 2010

General

1.
Please revise your filing to provide interim financial statements reflecting the company’s new fiscal year end of December 31.  Your revised filing should include a balance sheet as of September 30, 2010 and December 31, 2009, income statements and statements of cash flows for the periods from January 1, 2010 through September 30, 2010 and the comparable period of the preceding year, from January 1, 2009 through September 30, 2009.  Refer to Rule 8-03 of Regulation S-X.  Balance sheet information as of December 31, 2009 should be derived from Hallmark’s audited financial statements.

Please be advised supplementally that the Company has filed an Amendment to its Quarterly Report on Form 10-Q/A which has been revised to include a balance sheet as of September 30, 2010 and December 31, 2009, income statements and statement of cash flows for the periods from January 1, 2010 through September 30, 2010 and the comparable period of the preceding year, from January 1, 2009 through September 30, 2009.

It is also respectfully noted that Item 1. Financial Statements and Item 2. Management’s Discussion and Analysis and Plan of Operation, due to a computational error in the aggregation of accounting data, have been revised as well.

Should you have any questions or require additional information, please contact our SEC counsel, Richard G. Satin, Esq. of Ruskin Moscou Faltischek, P.C., East Tower, 15th Floor, Uniondale, New York 11556, (516) 663-6514, rsatin@rmfpc.com.

Sincerely,

/s/ Thomas Willis
Thomas Willis

Securities and Exchange Commission
December 17, 2010

Acknowledgement

In connection with the response of Great Spirits, Inc. (“Great Spirits”) to the Comment Letter of the Securities and Exchange Commission (the “Commission”) dated December 9, 2010 filed by Great Spirits with the Commission on December 17, 2010, the undersigned, Thomas Willis, in his capacity as Chief Executive Officer of Great Spirits, hereby acknowledges that:

(i)	Great Spirits is responsible for the adequacy and accuracy of the disclosure in the filing;
(ii)	comments from the Staff of the Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(iii)	Great Spirits may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged as of this 17th day of December, 2010.

Great Spirits, Inc.

By:	/s/ Thomas Willis
Thomas Willis,
Chief Executive Officer